

Cowen and Company 29th Annual Aerospace/Defense Conference
February 6, 2008



Forward-Looking Statements and non-GAAP Financial Information

The information provided at the meeting today will include forward-looking statements relating among other things to our sales, income from operations, depreciation and amortization, our worldwide markets, our growth in relation to end markets we serve operating efficiencies at our Tulsa facility and reinvestment of the proceeds of the sale of our precision components segment. Forward-looking statements are based on management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Hawk and which could cause actual results to differ materially from such statements. We do not assume any obligation to update these forward-looking statements.

Investment Highlights

- Leading independent supplier of friction steel brakes to the suppliers of aircraft braking systems for commercial, regional and general aviation aircraft markets.

- Worldwide leader of friction products to diverse industrial markets.

- 80% of sales derived from specific sole-sourced applications.

- Approximately 85% of aerospace sales generated from stable OE service due to "wear-part" quality nature of product; and FAA replacement cycle.

- Supplier of high quality steel brake pads to Goodrich and ABSC for over 40 years.

- Strong Balance sheet with $74.0 million in cash and marketable securities.

- Significant management ownership: 32% of common shares.

HAWK CORPORATION

Aerospace & Defense Brake Components

Aerospace

- Commercial Aircraft
- Cargo Planes
- Regional Jets
- General Aviation

Military

- Helicopters
- Aircraft
- Hummers







Leading Supplier of Friction Materials for Braking Systems

- Sole source steel brake provider to Goodrich and ABSC

- New and existing series of many commercial and military aircraft models

- Including:

  - *Boeing*
  - *EADS*
  - *Lockheed*
  - *United Technologies*
  - *Canadair regional jet series*



Largest Supplier of Friction Material for General Aviation Market

- Including numerous new and existing series of

  - *Cessna*
  - *Hawker*
  - *Lear*
  - *Pilatus aircraft*



HAWK
CORPORATION

Aircraft Braking Systems Market

Customers

- Goodrich
- ABSC
- Parker Aerospace
- Dunlop

Applications

- Steel Brake Rings & Cups
- Partial Program List:
  - *Commercial*: 727, 737, 757, DC-9, DC-10, MD-80, Canadair Regional Jet, L-1011,
  - *Military*: C-130, C-141, T-45, A-10, Blackhawk Helo, AH-64 Helo, T-37
  - *General Aviation*: Cessna, Beech, Pilatus, Falcon, Learjet, Metros, Saberliner, Fokker, Eclipse

Leading Friction Products Supplier in Military & Specialty Applications

- Military Hummers

- Motorcycles

- Race cars

- High performance autos

- ATV's

- Snowmobiles



HAWK CORPORATION

Hawk serves some of the world's best known companies



Dunlop Aerospace
Braking Systems





CATERPILLAR®









EAT•N



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Revenues by Market
YTD 9/30/2007



Aerospace & Defense 18.5%

Hawk Brake 4.6%

Performance Racing 6.1%

Heavy Truck 10.3%

Agriculture 12.7%

Specialty Friction 5.0%

Construction and Mining 42.8%

Precision Components Segment Sale

- Gross proceeds $94.2 million

- Sale closed at end of January 2007

- Proceeds earmarked for:

  - *Stock Buyback - $4.0 million plan approved; $3.0 million executed as of September 30, 2007*
  - *Bond Tender (per indenture)*
    - $22.9 million senior notes tendered and redeemed at par
  - *Growth opportunities:*
    - Strategic acquisitions "Focused on Friction"
    - Accelerating internal projects

Technology Initiatives

- Fuel Cell development
  - *Partnership with UTC in development of next generation fuel cell technology*
  - *Recipient of $1.0 million grant from State of Ohio for Fuel Cell development work*
- Neo Carbon research and development friction technology project
  - *Potential game changer in aerospace market*
  - *Application opportunities in other existing and new markets*
- Other composite material development

Friction Products Group

  

Friction materials used in brakes, clutches and transmissions

Products	Markets
Friction Materials	Military
Components/Assemblies	Aerospace
	Construction & Mining
	Agriculture
	Recreation and performance automotive
	Truck

Friction technology improvements offering longer life, better friction qualities, lighter weight

HAWK CORPORATION

FPG Market Position

($ in Millions)

Market	Total Market Size	2006 Hawk Sales	2005 Hawk Sales	Competition	Customers
Off-Highway	$300	$111.0 Up 27.3%	$87.2	▪ Raytech ▪ Dynax ▪ Borg-Worner	▪ Caterpillar ▪ Deere ▪ Dana ▪ ZF Sachs ▪ Allison
Aircraft	$90	$32.4 Up 20.4%	$26.9	▪ Honeywell	▪ Goodrich ▪ ABS ▪ Parker ▪ Dunlop
On-Highway	$170	$28.3 Up 9.3%	$25.9	▪ Miba	▪ Eaton ▪ ZF Sachs
Specialty & Perf. Brake	$180	$28.2 Up 4.1%	$27.1	▪ Miba ▪ Carbonne ▪ Toshiba	▪ Military Humvee ▪ Bombardier ▪ Arctic Cat ▪ Pep Boys

YTD Consolidated Income
For the period ended September 30

	9/30/2007	9/30/2006
Revenue	$171.5	$159.2
Gross profit	$40.8	$35.1
Gross profit %	23.8%	22.0%
Operating income	$14.8	$10.0
Operating income %	8.6%	6.3%
Income from continuing operations, after tax	$5.7	$.387
Discontinued operations, net of tax	$10.9	$4.0
Net income	$16.6	$4.4
Diluted EPS from continuing operations	$0.59	$0.03
Diluted EPS	$1.76	$0.45

Investment Summary 2007

- Company focusing on strongest segment
- Assessing best way to redeploy assets
  - *Acquisitions, stock buy-back, internal projects*
- Business base

  - *Red hot focus on operations*
  - *Steady, varied end-market growth*
  - *Lean-out manufacturing providing margin upside*
  - *Good business characteristics – wear parts, strong after-market, pricing control, long term customer relationships, strong technology development programs, global positioning*



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